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        Dear Fellow Shareholder:

             We are pleased to enclose information relating to a Special Meeting of Shareholders of Barnett Banks, Inc. to be held at the Barnett Office Park, 9000 Southside Blvd., Jacksonville,
        Florida, at 9:30 a.m. local time on December 19, 1997.

             At the Special Meeting, you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger dated August 29, 1997, as amended, by and among Barnett, NationsBank Corporation and NB Holdings Corporation, a wholly owned subsidiary of NationsBank. Under the terms of this Agreement, Barnett will be merged with and into NB Holdings (the "Merger"), and each outstanding share of common stock of Barnett will be converted into the right to receive 1.1875 shares of NationsBank common stock (and cash, without interest, in lieu of fractional shares).

             The Merger will provide you with the opportunity to participate as a shareholder in a combined company that will be one of the largest and most diversified financial services organizations in the United States. We believe the resulting company in the Merger will be well positioned to compete more effectively in the increasingly competitive financial services industry and to achieve Barnett's goals for continued revenue growth, improved profitability and superior shareholder returns.

             YOUR BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER. The enclosed Joint Proxy Statement-Prospectus explains in detail the terms of the proposed Merger and related matters. Please carefully review and consider all of this information.

             Consummation of the Merger is subject to certain conditions, including but not limited to approval of the Merger by the requisite vote of the shareholders of both Barnett and NationsBank, and approval of the Merger by various regulatory authorities.

             It is very important that your shares are represented at the Special Meeting, whether or not you plan to attend in person. The affirmative vote of the holders of a majority of the outstanding shares of Barnett common stock is required for approval of the Merger. Your failure to vote for approval of the Merger will have the same effect as a vote against the Merger. In order to ensure that your vote is represented at the Special Meeting, please sign, date and mail the proxy card in the enclosed envelope.

             Thank you for your cooperation and continued support.

                                     /s/ CHARLES E. RICE
                                         CHARLES E. RICE
                                         CHAIRMAN OF THE BOARD
                                         AND CHIEF EXECUTIVE OFFICER